Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Voca App, Inc.
1012 SW 131st St
Oklahoma City, OK 73170
https://thevoca.app/

Up to $1,000,000.00 in Series A-Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The Voca App, Inc.
Address: 1012 SW 131st St, Oklahoma City, OK 73170
State of Incorporation: DE
Date Incorporated: February 16, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Series A-Common Stock
Offering Maximum: $1,000,000.00 | 1,000,000 shares of Series A-Common Stock
Type of Security Offered: Series A-Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $100.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

1. $100

- White Investor Badge displayed on your Voca App profile

2. $500

- Silver Investor Badge displayed on your Voca App profile

3. $2,000

- Gold Investor Badge displayed on your Voca App profile
- Added to public list of Gold+ investors in the app

4. $5,000

- 2% bonus shares
- Gold Investor Badge displayed on your Voca App profile
- Added to public list of Gold+ investors in the app

5. $10,000

- 5% bonus shares
- Gold Investor Badge displayed on your Voca App profile
- Added to public list of Gold+ investors in the app

- Exclusive free Voca hoodie and sticker

6. $25,000

- 10% bonus shares
- Black Investor Badge displayed on your Voca App profile
- Added to public list of Gold+ investors in the app
- Exclusive free Voca hoodie and sticker
- Added to an exclusive group of people who have a more inclusive collaboration with the Voca App Team: beta user testing products before they're launched, providing marketing insight, a monthly exclusive newsletter about what's in the works, etc.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

The Voca App, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-Common Stock at $0.91/ share, you will receive and own 110 shares of Series A-Common Stock for $91. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus

The Company and its Business

Company Overview

The Voca App, Inc. ("Voca App", "Voca" or the "Company") is a Corporation organized under the laws of the state of Delaware that provides a mobile application that allows you to schedule, create, and stream podcasts in video form (and soon, audio mode), all on one platform. It's a simplified, cohesive experience for podcast creators and podcast communities. Listeners also have the ability to request and pay podcast creators to be in their Voca podcast series.

The Company is focused on adoption and growth prior to implementing paid advertising on the platform to generate revenue. Voca also takes 10% of all paid Vocas on the platform and has plans to eventually implement subscription-based content, in which 10% will also be taken.

The Company's Voca podcasts are done primarily domestically, but the app has iOS capabilities internationally and is currently only available on the App Store and Google Play.

Corporate History

The Company was originally founded on June 1, 2017, as Kliggit, LLC as a limited liability company under Oklahoma law. On February 16, 2021, the Company incorporated as Kliggit, Inc., as a domestic corporation under Delaware law. The Company amended its articles on March 16, 2022, to change its name to The Voca App, Inc.

The Company was rebranded in early 2022 from its original company name, Kliggit. The intent of the rebrand was simply to adjust the verbiage, marketing focus, and experience of the app. Nothing about the company's update included any product updates, as it has always allowed for the consumer's ability to produce podcasts through the platform. We also wanted to simplify user onboarding by changing terminology (ie. Vocas used to be termed "TalkTimes" and Voca Chances used to be termed "Kliggit Reserve").

The principal shareholders and executive team own and host all of the code for The Voca App.

Competitors and Industry

INDUSTRY

Expected to be the next evolution in the internet, Web 3.0 will incorporate decentralized blockchain networks to facilitate Web 3.0 and search engines, social media platforms, marketplaces, etc. The Creator Economy has recently developed from prior strategies that focused on monetizing an audience or fanbase to one that now frames business advertising based on audience engagement. The Creator Economy / Web3 is currently estimated at $120B with expectations that it "will increase exponentially by 2030."

https://www.forbes.com/sites/forbesbusinessdevelopmentcouncil/2021/08/30/the-continuous-growth-and-future-of-the-creator-economy/?sh=60792f8a7c9c

https://www.theguardian.com/technology/2021/dec/16/nfts-market-hits-22bn-as-craze-turns-digital-images-into-assets

https://www.globenewswire.com/news-release/2022/01/04/2360814/0/en/Web-3-0-Blockchain-Market-Projected-to-Grow-Exponentially-by-2030-Report-by-Market-Research-Future-MRFR.html

COMPETITORS

The Company has several major competitors in the Creator Economy and podcasting market. Some of the top competitors in our industry include: Spotify, Calendly, Cameo, Zoom, YouTube, and Instagram.

Cameo is the industry leader and the Company's primary competition in the creator-to-consumer/monetized video interaction industry. YouTube also owns a significant market share in the social/video industry (leading the creator economy).

Calendly, Zoom, and Instagram are direct competitors in the creator economy space, helping creators monetize their skills/influencers. Calendly and Spotify are currently valued at $4.2B and $72B. Despite the present competitive landscape, the Company stands out in the Creator-to-Consumer/Video Interaction industry because we are both not exclusive to select audiences, but provide valuable personable connections on topics that, in our opinion, require person-to-person connection to get involved (Web3, NFTs, and the future of tech).

Creator Economy Sources

https://signalfire.com/blog/creator-economy/#:~:text=Using%20platforms%20like%20YouTube%2C%20Instagram,Advertising%20revenue%20shares

https://www.morningbrew.com/daily/stories/2021/03/30/cameo-becomes-unicorn

https://www.prnewswire.com/news-releases/creator-economy-platform-koji-launches-calendly-app-to-bring-frictionless-scheduling-to-link-in-bio-301489717.html

https://www.businessofbusiness.com/articles/spotify-anchor-podcast-new-creator-tools/

https://www.socialmediatoday.com/news/youtube-generated-288-billion-in-ad-revenue-in-2021-fueling-the-creator/618208/#:~:text=And%20with%20around%2055%25%20of,the%20overall%20creator%20economy%20funding

Valuation Sources

YouTube ($500b): https://contextisking.com/2021/06/12/youtube-is-worth-500-billion/#:~:text=Google%20is%20valued%20at%20%241.6%20trillion%20dollars%20in%20market%20capitalization.

Cameo ($1b): https://www.fastcompany.com/90621980/why-on-earth-is-cameo-worth-1-billion-an-explainer

Spotify ($72b): https://www.billboard.com/pro/spotify-stock-new-high-stream-on-valuation/#:~:text=Spotify%20Stock%20Hits%20New%20High%2C%20Valuing%20Company%20at%20%2472B

Calendly ($4.2b): https://sacra.com/research/calendly-the-docusign-of-scheduling/#:~:text=Today%2C%20based%20on%20our%20model,B%20valuation%20in%20November%202020.

Instagram ($102b): https://mediakix.com/blog/how-much-is-instagram-worth-market-cap/#:~:text=With%20an%20estimated%20value%20of,dwarfs%20all%20other%20social%20platforms

Zoom ($10.46b): https://www.gobankingrates.com/investing/stocks/how-much-is-zoom-worth/

Current Stage and Roadmap

CURRENT STAGE

Our mobile app, having launched on October 1, 2021, is available on App Store and Google Play and we are post-profit.

We just finalized rolling out our largest app update since launch:

1. Request: the ability to submit requests to other accounts that can be accepted or declined by the requested user

2. Improved Sharing: sharing in-app links through iMessage and social platforms.

3. OpenSea linking from your profile, a more personalized event management page.

4. Improved video playback.

5. We're about to launch Voca Audio where users can have audio-only conversations, where better, simpler podcasting comes into play.

MARKETING ROADMAP

Our marketing strategy is currently underway and we believe it to be excitingly unique.

1. Our goal is to heavily capture the podcasting market in two separate areas: a) existing podcasters with their established communities and b) those who have always wanted to create a podcast but either don't know how to get started or don't have the time or resources to spend doing it through distribution platforms. We will be pulling this audience in through our established podcast influencer, Justin Davis, along with his network of podcasters. We will also be running targeted ads, showcasing that we are "podcasting made simple."

2. With the rise of Web3 brings an increasing necessity for awareness of the next iteration of the internet. What better way to learn about Web3, NFTs, and crypto than by hearing it directly from those you trust on Voca? Our goal is to bring in Web3 experts, crypto professionals, and NFT gurus to not only be available for those who would like to pay to ask them questions or walk them through anything but also to create their own Voca podcast series about the everchanging world around us.

3. We plan to launch our own Discord community titled, Voca Discord, where we will centralize our community for updates, challenges, giveaways, and more. Our goal is to provide more incentives for use-cases of the app, so others understand the versatility offered by the platform.

PRODUCT ROADMAP

We have several product updates and exciting new features we will be implementing in 2023.

The company expects to accomplish the addition of Vocas which will be able to hold up to 20 people, where there can be multiple hosts and several guests (Multi-Seat Vocas). We also plan to implement the ability to watch Vocas while they are happening live and interact/ask the hosts questions through commenting (Voca Live).

Continuing to provide more creator use cases for our platform, we plan to add the ability to have Gated Vocas where you will pay to watch a Voca while it's happening (ie. virtual shows, concerts, seminars). Another creator-focused feature we plan to add will be allowing content uploads and gated content, where we'll allow creators to upload and gate content through a recurring subscription fee.

Also, as we gear more and more towards becoming an all-inclusive podcasting platform, we plan to implement the ability to have Voca Collections/Series where you can build your own collection or "playlist" of Vocas, follow other collections, and request to be added to someone's collection by paying either a set price or offering an amount that the podcast creator (host) can accept or decline.

To become easier for companies to use our platform, we plan to build out a Web-App version of the Voca App, where people can use Voca directly from their computers. This will open up a whole new set of possibilities, especially within the business and B2B world.

The Team

Officers and Directors

Name: Adam Ragsdale

Adam Ragsdale's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Co-Founder
  Dates of Service: November, 2021 - Present
  Responsibilities: Salary: $40,000, Equity Compensation: 20.25%, Role: Manage all Voca App teams, product roadmap, strategic marketing, UI design, quality assurance, project management, and create/implement Web3 initiatives through the Voca Discord and community growth.

- **Position:** President
  Dates of Service: March, 2021 - Present
  Responsibilities: Worked with Voca App's Board of Advisors to build and manage the Voca App UI/UX design and software engineering teams. Built the product roadmap with design and development teams, coordinated company growth, facilitated company culture, and executed investor pitches.

- **Position:** Co-Founder
  Dates of Service: October, 2017 - Present
  Responsibilities: Joined Founder, Kevin Ragsdale, in production of the Voca App mobile app by prototyping screens and working closely with the initial offshore team. Helped develop the product roadmap based on product market fit and was involved in investor pitching.

- **Position:** Presiding Board Director
  Dates of Service: February, 2021 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

- **Employer:** Saxum
  Title: Interactive Project Coordinator
  Dates of Service: June, 2019 - March, 2021
  Responsibilities: Oversaw and was involved in website development for web clients, executed quality assurance, assisted in copywriting, worked closely with Saxum's Sr. Technical Director to facilitate team culture and internal process management, built websites through several types of content management systems including WordPress, Webflow, Squarespace, and SpaceCraft.

Other business experience in the past three years:

- **Employer:** Monscierge
  Title: Product Owner
  Dates of Service: February, 2019 - June, 2019

Responsibilities: Utilized project management systems Asana and Trello to facilitate quality assurance and product development for the Apple TV project manager and software engineering team.

Name: Kevin Ragsdale

Kevin Ragsdale's current primary role is with Paradigm Shift. Kevin Ragsdale currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Advisor
  Dates of Service: March, 2021 - Present
  Responsibilities: Salary: none, Equity Compensation: 20.25%, Role: Overseeing our team of advisors, collaborating and coordinating with the CEO on product development and Voca App's roadmap, and financials. Currently works approximately 25 hours per week for The Voca App.

- **Position:** Co-Founder
  Dates of Service: June, 2016 - Present
  Responsibilities: Originally came up with the idea of Voca App in 2012 after listing to an audible and wanting to do a video call with the author.

Other business experience in the past three years:

- **Employer:** Paradigm Shift
  Title: Director of Strategic Initiatives
  Dates of Service: June, 2021 - Present
  Responsibilities: Working with teams to explore, strategize, develop, and then execute best of breed leadership and development solutions into our dynamic markets. We are emphatic about generating real results in teams and professionals, ultimately producing long-term productive growth for our clients. Currently works full-time for Paradigm Shift approximately 40 hours per week

Other business experience in the past three years:

- **Employer:** Paradigm Shift
  Title: Sales and Marketing Consultant
  Dates of Service: December, 2019 - June, 2021
  Responsibilities: Worked on initiatives with sales and marketing teams.

Other business experience in the past three years:

- **Employer:** FleetPride
  Title: National Account Manager
  Dates of Service: December, 2017 - June, 2021
  Responsibilities: Streamlined solutions for national clients. Responsible for managing and onboarding top tier accounts. Recognizable accounts - Walmart, Halliburton, Darling Ingredients, and Goodyear along with 11 additional clients. Worked with both corporate procurement as well as on the ground coverage.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in The Voca App, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series A-Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product(s), that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Shares purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. If you decide to sell these securities, you may not find a buyer. In addition, the Company may be acquired. That, however, may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Shares in the amount of up to $2,000,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and speculative in nature and are based on management's best estimate of the probable results of our operations. Such statements will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
Some of our products are still in the prototype phase and might never be operational products. It is possible there may never be a widely adopted operational product. It is possible that the Company's failure to release a product or updates to its product(s) may result from a change in business model, upon the Company's determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
The Company is in the research and development stage and has only developed a prototype for our NFT and monetization gating of content. Delays or cost overruns in developing our content gates and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing or development, changes to the design, regulatory changes and uncertainty. Any of these events could materially and adversely affect our operating performance and results.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Series A-Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of

information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with increased advertising, marketing budget, and continual growth of our team of A-Players to be innovative and creative, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Voca App was formed on June 1, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Voca App has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that podcasting, Web3 and community building in the Creator Economy is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is

infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our services and products is dependent, in part, on outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of products (or services) may be subject to change. Some changes may make the selling of a product no longer in the best interest of the Company. At such point, the Company may no longer want to sell a particular product (or service) and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Voca App or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Voca App could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Creator Economy Saturation

Because the Creator Economy is constantly increasing, the possibility of it becoming segmented into different markets could eventually lead to over-saturation of creator-to-consumer platforms. The Creator Economy is an increasingly large market, making it more difficult for platforms to become a reliable and sustainable unicorn within the space.

A member of the Company's Executive Team was involved with a prior, unrelated business that was involved in bankruptcy proceedings

The Company's co-founder and executive advisor, Kevin Ragsdale, previously owned and managed an unrelated business, Motor Xtremes, LLC, that underwent bankruptcy proceedings in 2011. Motor Xtremes, LLC was founded in 2003 and and dissolved in 2010 after its business was significantly affected by the economic downturn in 2008. Kevin is no longer involved with any ownership or operations relating to Motor Xtremes, LLC however there is some level of risk in investing in a company that is managed by an individual who has a prior business-related bankruptcy.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Adam Ragsdale	2,250,000	Series B-Common Stock	48.8%
Kevin Ragsdale	2,250,000	Series B-Common Stock	48.8%

The Company's Securities

The Company has authorized Series B-Common Stock , Series A-Common Stock , and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,000,000 of Series A-Common Stock .

Series B-Common Stock

The amount of security authorized is 4,500,000 with a total of 4,500,000 outstanding.

Voting Rights

10-to-1 voting rights for founding shares.

Material Rights

For further information on the material rights please refer to the Company's Second Amended and Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

Series Common B (Founding Shares). Dividends may be paid on the Common Stock if the Board declares such. Holders of the Common Stock may receive, in a liquidation, a pro rata shares of the remaining assets of the Company available for distribution to its stockholders. Voting Rights. Holders of Common Stock-Series B may vote for the board of directors and all other purposes authorized by the Company Bylaws or under Delaware law, having ten votes per share of stock.

Series A-Common Stock

The amount of security authorized is 3,000,000 with a total of 1,800,800 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 700,800 shares to be issued pursuant to stock options, reserved but unissued.

For further information on the material rights please refer to the Company's Second Amended and Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends and Distributions. Dividends may be paid on the Common Stock if the Board declares such. Holders of the Common Stock may receive, in a liquidation, pro-rata shares of the remaining assets of the Company available for distribution to its stockholders. Voting Rights. Holders of Common Stock-Series A may vote for the board of directors and all other purposes authorized by the Company Bylaws or under Delaware law, having one vote per share of stock.

Preferred Stock

The amount of security authorized is 3,500,000 with a total of 3,500,000 outstanding.

Voting Rights

1 vote per share as convertible to common stock. Please see below for voting rights.

Material Rights

For further information on the material rights please refer to the Company's Second Amended and Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

Dividends and Distributions. Preferred Stock has no right to a dividend unless the Board of Directors otherwise declares. Preferred Stock owners may receive their prorated equity share from a liquidation event. Preferred Stock owners shall have the right on a proportionate basis to participate in and receive consideration from any sale by stockholders of the Company of over fifty percent (50%) of the outstanding voting stock of the Company (as a liquidation event).

Voting Rights. Each share of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock issuable to them upon conversion, or the same as Common Shares-Series A (with each share entitled to one vote). Holders of Preferred Stock shall, as a separate class, be entitled to elect one Director, while the other stockholders, the owners of Common Stock, shall elect the remaining two directors.

What it means to be a minority holder

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $500,000.00
  Number of Securities Sold: 3,500,000
  Use of proceeds: Getting the company off the ground, hiring the full team, getting the mobile iOS and Android app built and launched on the App Store and Google Play.
  Date: February 16, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We believe that at an estimated post-funding monthly burn rate of $46,329, we can operate for 24 months without revenue generation.

Our burn rate is anticipated to include the following:

i. Employment

ii. Software

iii. Advertising & Marketing

iv. Travel

Foreseeable major expenses based on projections:

Based on our future operating projections, we anticipate our major expenses to include:

i. Customer acquisition will be approximately $1 per user the first year in direct correlation with our marketing.

ii. Development and new employment will be our second largest expense as we continue growing our domestic software development team.

Future operational challenges:

We believe one of our major operational challenges will include filling in new positions on the team in a high-growth environment, which is planned to occur in 2024. Another operational challenge will be handling a fast-paced development and design environment for the product adjustments that will be necessary as we continue to advance and shift podcast technology in the next two to five years.

Future challenges related to capital resources:

We're one of the first podcast creation and streaming platforms for the creator economy. Our monetization piece combined with podcasting is unique to the market. We will continue to compete with ourselves in order to be on the cutting edge of the changing podcast space. This is demanding as we continue to build best-of-breed solutions for our creators and listeners, and believe that, as we grow, there will be other technological advances we will strive to create in our space, challenging us continually – especially as the bar for podcast creation continues to be lowered.

The growth we anticipate in the years 2024-2026 will require additional capital funding. We believe that we can build a sustainable revenue generator, yet our initial focus on user growth over revenue will likely position us to seek additional capital to offset our growth.

Future milestones and events:

Voca revenue may increase when:

i. Businesses are utilizing Voca as a mainstream B2C mechanism ii. Existing podcast creators utilize Voca for short-form podcast content iii. Advertising is implemented into the platform

ii. Subscription-based content is introduced into the platform for exclusive podcasts

iii. When services and businesses use our platform to monetize their virtual time

iv. Partnering with podcast distributors to allow simple distribution to all podcasting platforms

Voca revenue may be challenged by:

i. Other existing social platforms implementing podcast creation features

ii. Podcast distribution companies adopting our envisioned business model by adding the ability to create podcasts into their platforms

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2022, the Company has capital resources available in the form of a line of credit for $10,000 from Armstrong Bank, and $8,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are critical to the Company's operations.

These funds are required to keep our team on salary, support marketing, team growth, and development of our product roadmap.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 99% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount ($10,000), we anticipate the Company will be able to operate for less than two months. This is based on a current monthly burn rate of $6,031 for expenses related to the following:

- Monthly marketing budget: $1500

- Part-Time Team Salaries: $1,000/month

- Part-Time Engineering Team Salaries - $2,000/mo with stock from Share Pool

- Software Operating Costs: $1,531/month

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the current maximum offering amount ($1m), we anticipate the Company will be able to operate for 24 months without additional revenue. This is based on a monthly burn rate of $41,500 for expenses related to marketing, salary, and product development.

Marketing & Advertising: $280,000 annual

- Podcast Advertising & Sponsorships

- Podcaster Partnerships

- Sales Team

- Paid advertising

- Provide capital investment to up-and-coming creators

Software / Product: $220,000 annual

- Podcasting software implementation

- Solo Vocas

- Improved video and audio experiences

- Subscription-based content

- Multi-seat Vocas

- Digital wallet connection (Web3)

Team

- Product

- Design

- Marketing

- Sales

- Software

- Executive

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company anticipates that it will have future sources of capital, depending on revenue growth, and platform adoption for products and services. The Company anticipates these sources will come from traditional sources available to nascent, start-up companies, such as loans, investment from stockholders, angel or seed investors, venture capital, or other outside investment.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Nicholas Gagliardi
  Relationship to Company: Angel Investor
  Nature / amount of interest in the transaction: Royalty agreement.
  Material Terms: Receives 5% of Voca App sales until he has been paid $2.5M per the agreement.

- **Name of Entity:** Adam Ragsdale
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Amount financed: $21,050.42. The company needed money to continue paying its employees.
  Material Terms: Amount: $21,050.42, Interest Rate: 8.47%, Term Length: 36 months, Funding Date: 03/03/2022

- **Name of Entity:** Kevin Ragsdale
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: January 7, 2022: Amount financed was $22,080.00. The company needed money to continue paying its employees. May 24, 2022: Amount financed was $10,000.00. The company needed money to continue paying its employees.
  Material Terms: Loan #1 Amount: $22,080.00, Interest Rate: 8%, term length: 36 months, Funding date January 7, 2022. Loan #2 Amount: $10,000.00, Interest Rate: 8%, Term length: 36 months, Funding date May 24, 2022.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

The Company determined its pre-money valuation based on an analysis of several factors, including, but not limited to:

Fully-Diluted Share Calculation

The Company currently has 9,800,800 shares outstanding, calculated on a fully-diluted basis (which assumes all classes of stock are converted to common and that all options, warrants, and shares held in reserve are issued). Multiplying this amount by the share price of $1.00 produces a pre-money valuation of approximately $10,000,000.

Previous Funding Round (Seed)

We raised $500,000.00 for 35% of the Company on February 12, 2021, while the Company was still named Kliggit, with just an idea and a four-person team. That funding went towards building and launching the product, which we successfully completed. Since then, we have not only grown a strong, brilliant team, but we've also established a contractual partnership with podcast influencer, Justin Davis, who was most recently on Jada Pinkett Smith's "Red Table Talk" series. With Justin Davis, we are setting a course as a pioneer and wavemaker in the podcasting space.

So, because our idea and initial team were valued at just under $1.5m, we believe, with our product launch and continuing development, our larger, stronger team, and our strategic partnership in place, the pre-money valuation of $10m appropriately reflects the Company's current stage of development.

Comparable Competitors

Despite the present competitive landscape, we believe the Company stands out in the Creator-to-Consumer/Video Interaction industry in several ways. We are non-exclusive to select audiences while also providing valuable personable connections on topics that, in our opinion, require a person-to-person connection for audience engagement (eg, Web3, NFTs, and the future of tech).

Conclusion

Based on the Company's own analysis of the above factors, we believe the pre-money valuation of $10,000,000 is both reasonable and accurate.

Disclaimers

The Company has set its pre-money valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares, if any, are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  50.0%
  Run larger ads on our Voca Discord Community, create even more intense and exciting incentives for Voca community members to utilize the app, market to podcasters, sponsor several podcasts, and Sponsor a handful podcasters to use our platform. Begin marketing to communities who want to be collaborative with specific podcasters they listen to, heavy Discord marketing through a global Collaboration Management team to draw others to our Voca Discord.
- *Research & Development*
  4.5%
  Our UX and research team will begin diving deeper and deeper into the future of podcasting and Web3 in the creator economy and how we can continue to be a front-runner in the new space. This will also require much experimentation.
- *Company Employment*
  40.0%
  Build the necessary team of A-players Voca App needs to grow into a tech, podcasting, and Web3

community. Software, product/design, marketing/sales, research, and admin.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://thevoca.app/ (https://thevoca.app/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/voca

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Voca App, Inc.

[See attached]

KLIGGIT, INC.

Financial Statements
Year Ended December 31, 2021 and 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Kliggit, Inc.
Oklahoma City, Oklahoma

We have reviewed the accompanying financial statements of Kliggit, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 6, 2022
Los Angeles, California

KLIGGIT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	13,992	$	7
Total Current Assets		**13,992**		**7**
Property and Equipment, net		5,149		1,045
Intangible Assets		16,239		-
Total Assets	**$**	**35,379**	**$**	**1,052**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Total Liabilities		**-**		**-**
STOCKHOLDERS EQUITY				
Common Stock		990		-
Additional Paid in Capital		501,435		-
Members' equity		-		1,885
Retained Earnings/(Accumulated Deficit)		(467,046)		(834)
Total Stockholders' Equity		**35,379**		**1,052**
Total Liabilities and Stockholders' Equity	**$**	**35,379**	**$**	**1,052**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	460,800	834
Sales and Marketing	5,412	-
Total operating expenses	466,212	834
Operating Income/(Loss)	(466,212)	(834)
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(466,212)	(834)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (466,212)**	**$ (834)**

See accompanying notes to financial statements.

KLIGGIT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Additional Paid In	Members' Equity	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	Capital		(Accumulated Deficit)	Equity
Balance—December 31, 2019		$ -	$ -	$ -	$ -	$ -
Members' contribution				1,885		1,885
Net income/(loss)					(834)	(834)
Balance—December 31, 2020	-	-	-	**1,885**	$ **(834)**	$ **1,052**
Capital contribution	-	-	-	500,540		500,540
Conversion from LLC to C Corp	9,900,000	$ 990	501,435	(502,425)		-
Net income/(loss)					(466,212)	(466,212)
Balance—December 31, 2021	**9,900,000**	$ **990**	$ **501,435**	$ -	$ **(467,046)**	$ **35,379**

See accompanying notes to financial statements.

-

KLIGGIT INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(466,212)	$	(834)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		545		55
Amortization of Intangibles		855		-
Net cash provided/(used) by operating activities		**(464,812)**		**(779)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(4,648)		(1,100)
Purchases of Intangible Assets		(17,094)		-
Net cash provided/(used) in investing activities		**(21,743)**		**(1,100)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		500,540		1,885
Net cash provided/(used) by financing activities		**500,540**		**1,885**
Change in Cash		13,985		7
Cash—beginning of year		7		-
Cash—end of year	**$**	**13,992**	**$**	**7**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Kliggit Inc. was initially formed on June 1, 2017, in the state of Delaware as LLC under the name Kliggit LLC. On February 16, 2021, the company was converted from LLC to C Corp and incorporated in the state of Delaware. The financial statements of Kliggit Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oklahoma City, Oklahoma.

The Company created the Voca app which provides a unique creator-community experience by enabling members to manage schedule by selling and booking private and public Vocas (video or audio calls). The Voca app allows members to create podcast-like content and upload immediately without having to go through a distribution platform, providing the community with lasting experiences.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its software development costs which will be amortized over the expected period to be benefitted, which may be as long as five years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

Kliggit Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns will earn revenues from providing services to its members on the Voca app

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $5,412 and $0, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 6, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Computer	$	5,748	$	1,100
Property and Equipment, at Cost		**5,748**		**1,100**
Accumulated depreciation		(600)		(55)
Property and Equipment, Net	**$**	**5,149**	**$**	**1,045**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $545 and $55, respectively.

4. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,		2021		2020
Software Development	$	17,094	$	-
Intangible assets, at cost		**17,094**		**-**
Accumulated amortization		(855)		-
Intangible assets, Net	**$**	**16,239**	**$**	**-**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2021, were in the amount of $855.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(3,419)
2023		(3,419)
2024		(3,419)
2025		(3,419)
Thereafter		(2,564)
Total	**$**	**(16,239)**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with a par value of $0.0001. As of December 31, 2021, 9,900,000 shares have been issued and are outstanding.

6. DEBT

The Company had no debt outstanding as of December 31, 2021.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(139,429)	$	-
Valuation Allowance		139,429		-
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(139,429)	$	-
Valuation Allowance		139,429		-
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $467,255, and the Company had state net operating loss ("NOL") carryforwards of approximately $467,255. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

On January 7, 2022, a shareholder, Kevin Ragsdale, loaned $22,000 to the Company.

On March 3, 2022, a shareholder and the CEO of the Company, Adam Ragsdale, loaned $20,000 to the Company.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

On August 16, 2021, the Company entered into an apartment lease agreement with Fred Jones Ave Partners LLC to rent premises in Oklahoma. The base rent is $1,740 and the lease ends on September 11, 2022. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	13,920
2023		-
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**13,920**

Rent expenses were in the amount of $26,895 and $0 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through June 6, 2022, which is the date the financial statements were available to be issued.

On January 7, 2022, a shareholder, Kevin Ragsdale, loaned $22,000 to the Company.

On March 3, 2022, a shareholder and the CEO of the Company, Adam Ragsdale, loaned $20,000 to the Company.

The Company changed the application name from Kliggit to Voca App.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $466,212, an operating cash flow loss of $464,812, and liquid assets in cash of $13,992, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

The Voca App, Inc. is not live or open to the public at this moment.

start engine

Podcasting made simple.

INVEST IN THE VOCA APP, INC. TODAY!

The Voca App is a community-focused platform for podcasters, providing simple steps for scheduling, recording, and streaming video and audio content. Podcasters are even able to allow others to pay to be in their series. Run by Chief Executive Officer and Co-F... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


VOCA
Podcasting made simple.
"Podcasting isn't easy, but it's worth it."
- Sarah Werner, Forbes

REASONS TO INVEST

- Podcasting hasn't been this simple until Voca.*
- People can pay you to be in your podcast series.
- Voca makes your community more personable.

*Information from Forbes (source)

A more personal, simplified podcasting experience

Podcasting communities are constantly evolving and will continue to grow, not only with the new wave of business podcasting but also with the early adoption of Web3 (a new iteration of the internet based on public blockchain) in the creator economy. Voca intends to be at the forefront of this evolution with an app that allows all creators, listeners, and brands a way to schedule, create, stream, and share podcasts all on one platform.


Our Vision
To simplify community connection across the globe.
VOCA
Our Mission
To provide podcast creators and listeners a simple, personable experience by enabling them to schedule, record, and stream video and audio content all on one platform.

Voca plans to eventually implement Web3 features on the platform to allow podcast communities to get creative with the new wave of the internet. Our goal is to streamline interaction with the growing Web3 space and allow podcast creators to further monetize their time and talent in creative and innovative ways.

One of the new features Voca is set to release by 2023 is called Voca Audio. Voca Audio is the type of podcast content that primarily exists today – audio-only recorded conversations. With Voca Audio and Voca Video, we fully streamline the podcasting process all into one platform for your community to follow you directly where you create. Plus, your community is able to literally offer you money to be a guest speaker in your Voca Podcast series. How cool is that?


Voca Audio
COMING SOON
Create podcasts without having to go through a distribution platform.
Allow your community to follow and listen to your Vocas.
*Images show above are computer renderings for product development.

THE PROBLEM

“Podcasting isn’t easy, but it’s worth it.”

For something that is said will eventually consume the internet (source), we believe it’s quite bizarre something like Voca hasn’t existed until now. Why? Because, in order for you to create a podcast today, there are several barriers to overcome; the first one being to purchase audio equipment and a laptop. How is that easily accessible to everyone? Our team believes, in order for businesses, entrepreneurs, and everyday people to adopt podcasting as a form of marketing and community development, the bar to entry has to be lowered. And Voca does just that.


“Podcasting is not easy, but it is worth it.”
- Sarah Rhea Werner, Forbes

THE SOLUTION

The new frontier of podcasting.

Not only do we solve the most basic need for new podcast creators, but we also allow existing podcast creators unique features for a) more personable community connection and b) more ways to monetize their time creatively. Your community gets to send you paid requests to be in your Voca podcast series. And you get to accept, deny, or propose a different time. That's our secret sauce for existing podcast communities. And it's already working!

Also, it's important to note we're not trying to overtake other existing podcasting platforms like Spotify and Apple Podcasts – they have their place in the market and we love what they're doing for creators! However, we're simply wanting to co-exist as a more simplified, personable experience. Eventually, we even see ourselves adding on distribution capabilities that allow podcast creators to distribute to other platforms directly through our app. The future is bright!

Who is *Voca* for?

Podcast Creators

- **Established podcasters** wanting more personable connection with their community
- **New podcasters** who aren't familiar with how to create podcasts
- **Businesses and professionals** who want to market themselves through podcasts
- **Families** making podcasts for other generations to hear their stories

Communities (Listeners)

- Podcast **listeners**
- **Those wanting to connect** with individual podcasters
- Individuals who want to be a part of **niche groups** (ie. Film Reviews, Web3, Cooking)
- Those wanting to feel a sense of **belonging**
- **Self-marketing individuals** who want to pay to be a part of others' podcasts


VOCA
Primary Features
Request Voca
Posted or Private
Posted
Private
Yenni Vance
Request Voca
Videos
Set your Vocas to posted or private.
Request Vocas with others through their profile.

Voca combines video and audio calling, cash exchange, and productivity into one app. It allows for the creation of organic podcast content without the hassle of setting up, editing and distributing a podcast.

We plan to generate revenue by taking a 10% fee of all Vocas sold on the platform, although we plan to add a subscription-based feature in the near future. Once this begins, Voca will take 10% of all creator monthly subscriptions.


VOCA
Business Model
10% Fee
Vocas
+
10% Fee
Memberships

Our company is all about empowering podcast communities to learn, grow, and utilize digital assets in the new world of Web3. For this reason, we have a Web3-related collection of Vocas watchable on the app, titled “Let’s talk Web3.” We are also working on new features to highlight specific series of Voca Audio podcasts.

THE MARKET

We’re pioneers of the digital age on the forefront of a growing $200+ billion industry

The creator economy is worth over $100 billion (Source) and the podcast market is set to hit $94.88 billion by 2028 (Source). On top of that, Globe Newswire predicts the Web3 space is going to grow “exponentially” by 2030 (Source), which means we’re in a hugely defining decade for the future of technology, creative communities, and the creator ecosystem.


VOCA
Market Opportunity
$81.5b
Web 3.0
$94.88b
Podcast
VOCA
$100b
Creator
Economy

At Voca, we’re actively pushing the boundaries of what’s next for the creator economy rather than settling for where it currently stands! For starters, we’re a space that allows podcast creators to both connect with and grow their communities. And second, we’re non-exclusive, meaning our platform is accessible to not only celebrities and influencers, but teachers, plumbers, and businesses of all kinds. We intend to be a place of education, where users can connect with anyone from their favorite author to a telemedical doctor, to a coach.

OUR TRACTION

Voca has been a success among users since its launch, making strides towards greater innovation in the digital space

Our product has been on the market for several months now and we are excited to continue growing our user base with a focus on the future of podcasting.


Creators like
Kara Lewis &
Cody Flom
are already engaging with fans on Voca!

We've seen a growing excitement on our platform around Vocas as creators such as Cody Flom (professional scooter athlete), Kara Lewis (professional influencer photographer), and Davey Smidt (Head of Global Athlete Marketing at GoPro) create Vocas with their communities (watch video here). We have also done several holiday campaigns which have had positive and fun involvement (watch video here), providing our platform with entertaining and heart-warming content.

This round of funding on StartEngine will focus heavily on our marketing strategy. We've already solidified a legal partnership with existing podcast influencer, Justin Davis, who was just recently on Jada Pinkett Smith's *Red Table Talk*, and will be the face of our marketing initiatives to existing podcast creators. Our goal is to continue establishing partnerships and featuring on other large podcast networks to continue spreading the word and helping more communities thrive on our platform.

WHY INVEST

Voca is a force to reckon with and a positive disruption in the changing creator ecosystem

Within five years, we hope to be regarded as a respectable driving force at the forefront of the creator ecosystem. Throughout this coming year, we're excited to see the growth we'll achieve by continuing to strengthen our technology, exploring new avenues of community connection, and bringing podcast creators and listeners to the platform. We also plan to add new features to the Voca platform in 2023, like having solo Vocas, enabling up to 20 people in one Voca, Vocas that users pay to watch, subscription-based content, and the ability for creators to make their own Voca series. Other works in progress include a desktop version of Voca to continue making our platform more accessible to those around the world.


video chatting.
entertaining.
advocating.
representation.
creating.
Voca is the future of podcasting.
community.
personability.
collaborating.
communicating.
consulting.

We are so excited to witness the unfolding of innovative podcasting within the new world of Web3—and even more so to be part of it! Investing in Voca means investing in a forward-thinking, passionate and community-driven company committed to remaining at the forefront of the changing podcasting industry. Voca is in its early stages as we plan to spearhead this new ecosystem with an in-depth product and company roadmap. We hope you'll join us, so we can grow together!


Questions about Voca?
Request a Voca with Voca CEO, Adam Ragsdale.
adam ragsdale
Request Voca
Benny

ABOUT

HEADQUARTERS
1012 SW 131st St
Oklahoma City, OK 73170

VALUATION
$10M

The Voca App is a community-focused platform for podcasters, providing simple steps for scheduling, recording, and streaming video and audio content. Podcasters are even able to allow others to pay to be in their series. Run by Chief Executive Officer and Co-Founder Adam Ragsdale, Voca has been on the market for several months and is focused on becoming a major leader in the creator economy's growth in podcasting, while also establishing a Web3 roadmap for podcast creators.

TEAM



Adam Ragsdale
Chief Executive Officer, President, Board Director & Co-Founder

With a background in product, design, team-development, film directing, music, writing, storytelling, management, and computer science, Adam brings a passionate, visionary and creative perspective to the Voca App's approach towards the future of the creator economy, podcasting, and community in Web3.

His favorite book at the moment is Robert Iger's, The Ride of a Lifetime.



Kevin Ragsdale
Executive Advisor, Co-Founder

Works with teams to explore, strategize, develop, and execute the best of breed leadership and development solutions into dynamic markets. Places emphasis on generating real results in teams and professionals, ultimately producing long-term productive growth for clients.

Full-Time Job: Director of Strategic Partnerships with Paradigm Shift, 40 hours a week

Part-Time at Voca: 25 hours a week



Joshua Birdwell
Software Developer

Josh Birdwell is YouVersion Software Developer at Life.Church and Kliggit Mobile Software Developer. He graduated from University of Oklahoma with a BS in Computer Science. His passions are educational technology, learning, and entrepreneurship.

Full-Time Job: Software Engineer at Life.Church

Part-Time at Voca: 10 hours per week



Michael Haglund
Software Developer

Forward thinking, full stack web developer dedicated to build and optimize the performance of user-centered websites and applications leveraging technical, analytical and problem-solving skills.

Full-Time Job: Software Engineer at Life.Church

Part-Time at Voca: 10 hours per week



Joshua Daugherty
Software Developer

DevOps/Site Reliability Engineer. Passionate about learning new technology and developing highly efficient, scalable, and testable applications that run on the Web, Mobile, or back end (Server).

Extremely interested in full-stack JavaScript development, as well as ASP.NET MVC. Other interests include DevOps, User Interface design, application state management, entrepreneurship, and management.

Full-Time Job: Software Engineer at American Fidelity

Part-Time at Voca: 10 hours per week



Caleb Kliewer
Software Developer

Produces robust, stable, modular, manageable, and adaptable code to meet the dynamic evolving environment of business needs. He enjoys being around people and enjoys working in a team environment.

His experience includes desktop applications, web applications, mobile apps, data analysis, HMI's, and micro controllers.

Full-Time Job: Software Engineer at American Fidelity

Part-Time at Voca: 10 hours per week



Benjamin Gagliardi
Executive Creative Director

Benjamin (Benny) is a videographer, photographer, and Creative Director for one of the fastest growing jewelry companies in the world, JAXXON Jewelry. Prior to that, Benny worked as a freelance videographer, photographer, and skateboarder working with clients like Shaun White, Sofia Carson, and Hailee Steinfeld to name a few.

Full-Time Job: Creative Director at Jaxxon Jewelry

Part-Time at Voca: 10 hours a week



Yenni Vance
General/Marketing Advisor

Yenni began her career at Telesat, Colombia's largest Internet provider, before moving to the United States and founding GotSaga.com, a travel site which was the first social network to offer a multilingual chat feature. Current clients include two restaurant chains with franchises in nine states in the U.S., as well as major clients in Latin America.

Full-Time Job: Digital Communications And Social Media Director at Remington Park / Lone Star Park at Global Gaming Solutions

Part-Time at Voca: 25 hours per week



Greg Starling
Technical Advisor

Greg is a technologist who for 20+ years has been designing products, managing processes, writing on and speaking about entrepreneurship, and emerging technologies. Greg has been featured in prominent technology publications such as Mashable, Inc., and Wired.

Full-Time Job: Head Of Strategic Partnerships at Tailwind

Part-Time at Voca: 1 hour per week



Davey Smidt
Marketing Advisor

With 15+ years experience in the industry, Davey has deep knowledge in the Lifestyle and Sports Marketing realm. Starting with Monster Energy and now being the Head of Global Athlete Marketing at GoPro, Davey leads global marketing teams and manages Olympic level athletes.

Full-Time Job: Head of Global Athlete Marketing at GoPro

Part-Time at Voca: 1 hour per week



Derek Stoneburg
Financial Advisor

As the CFO of LINK Group, Inc. since 2013, Derek brings 25+ years of leadership experience within large privately held companies along with fortune 100 & 500 companies. Derek has extensive experience in global acquisitions and building ground up global subsidiaries.

Full-Time Job: Chief Financial Officer at LINK Group, Inc.

Part-Time at Voca: 1 hour per week



Tiffany Everett
Purpose/Marketing Advisor

Tiffany is an accomplished professional in program development and strategic communications with 10+ years of experience in cross-sector partnerships, PR and communications, nonprofit organizational design, change management, refugee resettlement and child welfare.

Full-Time Job: Vice President of Development at For The Children

Part-Time at Voca: 1 hour per week



Terry McKeever
Legal Advisor

Terry is a licensed and practicing attorney. He is licensed in state and federal courts in Oklahoma and federal appellate courts around the country. His practice includes business disputes, contracts, and litigation.

Full-Time Job: Attorney at Foshee and Yaffe

Part-Time at Voca: 5 hours per week

TERMS

The Voca App, Inc.

Overview

PRICE PER SHARE
$1

VALUATION
$10M

DEADLINE
Feb 15, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$100.00

OFFERING TYPE
Equity

MAX INVESTMENT
$24,999.00

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
10,000

SHARES OFFERED
Series A-Common Stock

MAX NUMBER OF SHARES OFFERED
24,999

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company :	**The Voca App, Inc.**
Corporate Address :	**1012 SW 131st St, Oklahoma City, OK 73170**
Offering Minimum :	**$10,000.00**
Offering Maximum :	**$24,999.00**
Minimum Investment Amount (per investor) :	**$100.00**

Terms

Offering Type :	**Equity**
Security Name :	**Series A-Common Stock**
Minimum Number of Shares Offered :	**10,000**
Maximum Number of Shares Offered :	**24,999**
Price per Share :	**$1.00**

Pre-Money Valuation : $10,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

1. $100

- White Investor Badge displayed on your Voca App profile

2. $500

- Silver Investor Badge displayed on your Voca App profile

3. $2,000

- Gold Investor Badge displayed on your Voca App profile
- Added to public list of Gold+ investors in the app

4. $5,000

- 2% bonus shares
- Gold Investor Badge displayed on your Voca App profile
- Added to public list of Gold+ investors in the app

5. $10,000

- 5% bonus shares
- Gold Investor Badge displayed on your Voca App profile
- Added to public list of Gold+ investors in the app
- Exclusive free Voca hoodie and sticker

6. $25,000

- 10% bonus shares
- Black Investor Badge displayed on your Voca App profile
- Added to public list of Gold+ investors in the app
- Exclusive free Voca hoodie and sticker
- Added to an exclusive group of people who have a more inclusive collaboration with the Voca App Team: beta user testing products before they're launched, providing marketing insight, a monthly exclusive newsletter about what's in the works, etc.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

The Voca App, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series A-Common Stock at $0.91/ share, you will receive and own 110 shares of Series A-Common Stock for $91. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

Oklahoma's News Channel 4

'Just Kliggit me,' Oklahoman creates new app that could have you uttering that phrase!

View Article

Digital Journal

New Video Booking Social Media App Kliggit Aims To Bolster The Authentic Human Connection Read more

View Article

Yahoo! Finance

New Video Booking Social Media App Kliggit Aims To Bolster The Authentic Human Connection

View Article

Daily Advent

'Just Kliggit me,' Oklahoman creates new app that could have you uttering that phrase!

View Article

Newsbreak

OKLAHOMA CITY (KFOR) — What is an idea worth?. Adam Ragsdale is spending 60 to 70 hours a week pondering just that, after his father pushed a proposal across the kitchen counter one morning. "He pretty much just slid the app across the counter," Ragsdale smiles.

View Article

Show More Press

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Issuer: We all know that time is valuable, especially when the creator economy continues to grow.

And according to Kajabi's 22 blog on the creator economy now sits at a $104,000,000,000 market.

With the Voca app, you can create, sell, or request video or audio calls with anyone. We call them Vocas.

One of the coolest things is that those Vocas can either be posted for others to engage with and share or they can be kept private.

Oh, and compared to other creator economies that take hefty cuts from their users, we let our users keep 90%.

We've had other creators tell us that in order to do what we do in a streamlined way, they have to use platforms like Calendly, Venmo, Zoom, and YouTube.

Because your time is valuable, we believe you deserve a streamlined and convenient way to connect with your community.

One of our primary target markets is podcasters. The VOCA app will not only make one-to-one podcast creation extremely convenient, but it allows others to watch or listen to your podcast directly from the platform.

We completely streamline the entire process of setting up, tearing down, and distributing your podcast, and we allow creators to do it on a platform where their community can follow them directly where they create it.

Plus tell me where in the world you're able to allow your community to literally offer you money to be in your podcast. That's pretty cool.

Remember when the Internet was first introduced and everyone was freaking out about it, good and bad?

News Reporting Clips: That's a little mark with the A and then the ring around it. At. See that's what I said.

Every business will be on the Internet in the year 2000.

Issuer: Yeah, that's what we're experiencing right now. And we get to be on the forefront of that, not only by having Web Three experts on our platform but by educating people, getting people involved through our NFT and Web Three events and adding new Web Three features to our app that will allow creators to be present in the future of the community and new streams of revenue.

We've already hosted two live events to help others understand why understanding NFTs and Web Three is important.

With the rise of Web Three, we're seeing the future of the creator economy unfold. 33 years ago, Web One, otherwise known as the first iteration of the Internet, was introduced. Fast forward 16 years, 2005, and Web Two was introduced with the ability to have user to user interaction and social media was born.

Fast forward another 17 years, and we're seeing early stages of Web Three with terms like blockchain and decentralized finance, and NFTs being normalized.

According to Dune Analytics, Open Sea, a marketplace for buying and selling NFTs, was at 14,000 users in January 2020. Open Sea just passed 1.7 million users on May 20th of 2022 it's not crazy to say that the creator economy could be entirely consumed by Web Three in two to five years. Now, where the Voca App comes into play is we're seeing a huge marginal gap between the people who fully understand web three and the people who don't understand web three at all. And the Voca app gets to be a bridge between the two.

We're not only relevant today, but we're carrying the torch for the future of connecting and creating personal experiences that provide real value.

Download the VOCA app and create your experience with anyone.

You may just find that you've belonged here the whole time.

https://kajabi.com/blog/how-big-is-the-creator-economy#:~:text=Now%20let%27s%20talk%20dollars

https://earthweb.com/podcast-statistics/

https://dune.com/queries/2877/5680

https://www.coindesk.com/layer2/2022/01/14/web-3-is-a-long-fight-worth-fighting/

https://www.thinkific.com/blog/youtube-money-per-view/

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Kliggit, Inc.

AMENDED & RESTATED CERTIFICATE OF INCORPORATION

Kliggit, Inc., (the "Company"), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

FIRST: The original Certificate of Incorporation of the Company was filed with the Secretary of State of the State of Delaware on February 16, 2021, under the name kliggit, Inc.

SECOND: An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on or about March 16, 2022, under the name kliggit, Inc.

THIRD: This Second Amended and Restated Certificate of Incorporation has been duly adopted by the Company under Sections 242 and 245 of the General Corporation Law of the State of Delaware, approved by the requisite vote of the directors of the Company under Section 228 of the General Corporation Law of the State of Delaware.

FOURTH: This Second Amended and Restated Certificate of Incorporation shall become effective as of June 7, 2022, at 12:01 a.m. (or at the time of filing, whichever is later).

FIFTH: The text of the Second Amended and Restated Certificate of Incorporation of the Company is amended and restated to read in its entirety (attached as Exhibit A):

Kliggit, Inc.,
By: ____________
Name: Adam Ragsdale
Title: Chief Executive Officer

EXHIBIT A

THE VOCA APP, INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I

NAME

The name of the Company is changed to: The Voca App, Inc.

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the registered office of the Company in the State of Delaware is 16192 Coastal Highway, in the City of Lewes, County of Sussex, 19958. The name of its registered agent at that address is Harvard Business Services, Inc.

ARTICLE III

POWERS AND PURPOSE

The purpose of the Company is to engage in any lawful act or activity for which a corporation may now or hereafter be organized under the General Corporation Law of the State of Delaware. The Company shall have all powers that may now or hereafter be lawful for a corporation to exercise under the General Corporation Law of the State of Delaware.

ARTICLE IV

CAPITAL STOCK

A. Authorized Capital. The total number of shares which the Corporation is authorized to issue is 11,000,000 consisting of 7,500,000 shares of common stock, $.0001 par value per share, of which 3,000,000 shares are designated "Series A-Common Stock", and 4,500,000 shares are designated Series B-Common Stock, .0001 par value per share (collectively, the "Common Stock"), and 3,500,000 shares of preferred stock (or "Preferred Stock").

B. Preferred Stock. The Preferred Stock shall have the rights, privileges, and preferences set forth below. The Preferred Stock is owned by a group of investors, who entered an agreement in 2021 (2021 Agreement), which outlined the following rights for this class of stock.

1. *Dividends*. Unless otherwise determined by the Board of Directors, with approval of the shareholders, the Preferred Stock has no right to a dividend. Nothing in this provision shall impair the right of the owners of certain Preferred Stock to receive the agreed royalty payments from the Company under the 2021 Agreement with them. Nothing in this provision shall impair the Board of Directors from declaring and paying a dividend from time to time from legally available funds.

2. *Liquidation Rights*.

a. Liquidation Generally. Preferred Stock owners will have the right to receive their prorated equity share from proceeds on a liquidation of the Company with the balance of proceeds paid to other equity stakeholders. A sale of the Company's assets, a merger, a reorganization, or a similar transaction will be treated as a liquidation of the Company, under the 2021 Agreement.

b. Right of Co-Sale. Preferred Stock owners shall have the right on a proportionate basis to participate in and receive consideration from any sale by stockholders of the Company of more than fifty percent (50%) of the outstanding voting stock of the Company as if the sale were a deemed liquidation event. This provision is subject to customary exceptions and terms.

3. *Voting Rights and Board of Directors*.

a. Voting. Each share of preferred stock, under the 2021 Agreement, shall entitle its holder to a number of votes equal to the number of shares of common stock that would be issuable to them upon conversion, or the same as Common Shares-Series A (with each share entitled to one vote).

b. Election of Directors. Under the 2021 Agreement, holders of Preferred Stock shall, as a separate class, be entitled to elect one Director, while the other stockholders, the owners of Common Stock, shall elect the remaining two directors. If under the Bylaws, and amendment of the 2021 Agreement, the Board of Directors determines that it shall create or fill other allowable Directorships, the owners of the Preferred Stock shall, as a separate class, be entitled to elect an additional Director pursuant to an amendment to the 2021 Agreement.

c. Protective Voting Rights. Any action that adversely alters or changes the rights, preferences, or privileges of the owners of the Preferred Stock shall require the consent of the holders, of at least a majority of the shares of Preferred Stock, voting as a single class.

4. *Transferability.* Subject to the 2021 Agreement, in the event, the owners of the Preferred Stock sell any or all of their shares, the Company shall have the right to match any offer and repurchase those shares. Unless notice of the offer is provided to the Company in writing and rejected by the Company in writing (or deemed rejected), the Company shall not recognize the transfer of those shares. Under this provision, any offer shall be deemed rejected if not matched or accepted within 90 days of its receipt.

5. *Other Rights and Privileges*.

a. Drag-Along Transactions. If the stockholders of the Company propose to sell Company shares representing more than fifty percent (50%) of the outstanding voting stock of the Company (the "Selling Stockholders") or enter into a transaction constituting a deemed liquidation event, the stockholder will approve such a sale or transaction and sell or transfer the stock held by owners of the Preferred Stock (converted to Common Shares, if necessary) (the "Dragged Stockholders") in the same proportion of shares as are to be sold or transferred by Selling Shareholders, subject to customary exceptions and terms. Upon consummation of the Sale Transaction, all the Selling Holders and the Dragged Holders shall receive, with respect to their shares of Preferred or Common Stock, the same proportion of the aggregate consideration from such Sale Transaction that such holders would have received if such aggregate consideration had been distributed by the Company in complete liquidation under the rights and preferences set forth in this Certificate of Incorporation.

b. Registration rights. If at any time the Company proposes to file a Registration Statement under the Securities Act (of 1933), the Company shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the owners of the Preferred Stock to receive notice and to be included in a Piggyback Registration on the same terms as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities under the intended method(s) of distribution thereof.

c. Preemptive and Anti-Dilution rights. The owners of the Preferred Stock, under the 2021 Agreement, shall have the first right of refusal to purchase additional or newly issued shares (Additional Stock) to maintain their initial thirty-five percent (35%) interest in the equity of the Company. If Investors choose not to participate in a funding round requiring the issuance of Additional Stock, the holder of the Preferred Stock's preemptive rights are dissolved as to that funding round. Until the Preferred Shares are converted to Common Shares, or amendment of the 2021 Agreement, the owners of the Preferred Stock shall maintain their preemptive rights in each successive funding round.

C. Common Shares.

1. Dividends. Dividends may be paid on the Common Stock, as the Board of Directors shall from time to time determine, out of any assets of the Corporation available for such dividends. Nothing in this provision shall create a right of the owners of Common Stock to receive a Dividend, other than as set forth herein or the Company's Bylaws.

2. Distribution of Assets. If any liquidation occurs, dissolution or winding up of the Company, or any reduction or decrease of its capital stock resulting in a distribution of assets to the holders of the Common Stock, the holders of the Common Stock may receive, pro rata, all of the remaining assets of the Company available for distribution to its stockholders. The Board of Directors may distribute in kind to the holders of the Common Stock such remaining assets of the Company, or may sell, transfer or otherwise dispose of all or any of the remaining property and assets of the Company to any other corporation or other purchaser and receive payment therefor wholly or partly in cash or property, and/or in stock of any such corporation, and/or in obligations of such corporation or other purchaser, and may sell all or any part of the consideration received therefor and distribute the same or the proceeds thereof to the holders of the Common Stock.

3. Voting Rights. Subject to the voting rights expressly conferred under prescribed conditions upon the Common Stock, and the voting rights expressly conferred under the conditions upon the Preferred Stock, the holders of the Common Stock shall exclusively possess full voting power for the election of directors and for all other purposes, in proportion as set forth below.

a. Series A. Each holder of Common Stock-Series A shall have one vote per share of stock.

b. Series B. Each holder of Common Stock-Series B (also known as the Founders' Class) shall have 10 votes per share of stock.

ARTICLE V

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Company reserves the right at any time and from time to time to amend, alter, change or repeal any provision in this Certificate of Incorporation, and any other provisions authorized by the General Corporation Law of Delaware may be added or inserted, in the manner now or hereafter prescribed by the General Corporation Law of Delaware, and all rights, preferences, and privileges of any nature conferred on stockholders, directors or any other persons whomsoever therein granted are subject to this reservation.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been signed on behalf of the corporation by its duly authorized officer this 6th day of June 2022.

THE YOCA APP, INC.
By: ______________
Name: Adam Ragsdale
Title: Chief Executive Officer